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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                              (AMENDMENT NO. ___)*

                               Edison Schools Inc.
                 -----------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, $.01 par value per share
                 Class B Common Stock, $.01 par value per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                       281033 10 0 (Class A Common Stock)
                       None Issued (Class B Common Stock)
                         -------------------------------
                                 (CUSIP Number)

                                November 10, 1999
                 -----------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               PAGE 2 of 6 PAGES

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      NAME OF REPORTING PERSON
(1)    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      H. Christopher Whittle
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(2)                                                               (a) [_]
                                                                  (b) [x]

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      SEC USE ONLY
(3)

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
(4)         United States
------------------------------------------------------------------------------
                                        SOLE VOTING POWER
                                (5)
            NUMBER OF
                                        Class A Common Stock: 5,425,552 shares
                                        Class B Common Stock: 1,265,304 shares
             SHARES             ----------------------------------------------
                                        SHARED VOTING POWER
          BENEFICIALLY          (6)

            OWNED BY                    0 shares
                                ----------------------------------------------
              EACH                      SOLE DISPOSITIVE POWER
                                (7)
            REPORTING
                                        Class A Common Stock: 5,425,552 shares
                                        Class B Common Stock: 1,265,304 shares
             PERSON             ----------------------------------------------
                                        SHARED DISPOSITIVE POWER
              WITH              (8)
                                        0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(9)         Class A Common Stock: 5,425,552 shares
            Class B Common Stock: 1,265,304 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(10)        Not Applicable                      [__]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
(11)        Class A Common Stock:  13.0%
            Class B Common Stock:  34.0%
------------------------------------------------------------------------------
 TYPE OF REPORTING PERSON
(12)

      IN
------------------------------------------------------------------------------


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                                                               PAGE 3 of 6 PAGES

Item 1(a).      Name of Issuer:

                Edison Schools Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                521 Fifth Avenue, 15th Floor
                New York, NY  10175

Item 2(a).      Name of Person Filing:

                H. Christopher Whittle

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                Edison Schools Inc.
                521 Fifth Avenue, 15th Floor
                New York, NY  10175

Item 2(c).      Citizenship:

                United States

Item 2(d).      Title of Class of Securities:

                Class A Common Stock, $.01 par value per share
                Class B Common Stock, $.01 par value per share

Item 2(e).      CUSIP Number:

                281033 10 0 (Class A Common Stock)
                None Issued (Class B Common Stock)

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person Filing is a:

                Not Applicable

Item 4.         Ownership.


(a)     Amount Beneficially Owned:
             (i)  Class A Common Stock: 5,425,552 shares*
             (ii) Class B Common Stock: 1,265,304 shares**
(b)     Percent of Class:
             (i)  Class A Common Stock:  13.0%
             (ii) Class B Common Stock:  34.0%
(c)     Number of Shares as to Which Such Person Has:
             (i)  sole power to vote or to direct the vote:
                  Class A Common Stock: 5,425,532 shares
                  Class B Common Stock: 1,265,304 shares
             (ii) shared power to vote or to direct the vote:
                  0
             (iii)sole power to dispose or to direct the disposition of:
                  Class A Common Stock: 5,425,532 shares
                  Class B Common Stock: 1,265,304 shares
             (iv) shared power to dispose or to direct the disposition of:
                  0


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                                                               PAGE 4 of 6 PAGES

* The 5,425,552 shares of Class A Common Stock, $.01 par value per share, of Edison Schools Inc. ("Class A Common Stock") beneficially owed by Mr. Whittle includes (i) 59,205 shares of Class A Common Stock held of record by Mr. Whittle, (ii) 738,402 shares of Class A Common Stock held of record by WSI Inc.,
(iii) 1,462,501 shares of Class A Common Stock held of record by WPA Investment L.P., (iv) 337,500 shares of Class A Common Stock held of record by Whittle Leeds Education Company L.L.C., (v) 775,050 shares of Class A Common Stock issuable upon exercise of options that will be exercisable within 60 days of December 31, 1999, (vi) 787,590 shares of Class A Common Stock issuable upon exercise of options held of record by WSI Inc. that will be exercisable within 60 days of December 31, 1999, (vii) 665,795 shares of Class B Common Stock, $.01 par value per share, of Edison Schools Inc. ("Class B Common Stock") held of record by Mr. Whittle, (viii) 225,882 shares of Class B Common Stock held of record by WSI Inc., (ix) 162,501 shares of Class B Common Stock held of record by WPA Investment L.P., (x) 37,500 shares of Class B Common Stock held of record by Whittle Leeds Education Company L.L.C., (xi) 86,116 shares of Class B Common Stock issuable upon exercise of options that will be exercisable within 60 days of December 31, 1999 and (xii) 87,510 shares of Class B Common Stock issuable upon exercise of options held of record by WSI Inc. that will be exercisable within 60 days of December 31, 1999. Each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. Each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon its transfer in most circumstances or upon the occurrence of other specified events.

**      The 1,265,304 shares of Class B Common Stock beneficially owed by Mr.
Whittle includes (i) 225,822 shares of Class B Common Stock held of record by WSI Inc., (ii) 162,501 shares of Class B Common Stock held of record by WPA Investment L.P., (iii) 37,500 shares of Class B Common Stock held of record by Whittle Leeds Education Company L.L.C., (iv) 86,116 shares of Class B Common Stock issuable upon exercise of options that will be exercisable within 60 days of December 31, 1999 and (v) 87,510 shares of Class B Common Stock issuable upon exercise of options held of record by WSI Inc. that will be exercisable within 60 days of December 31, 1999.

        This Schedule 13G reflects two transactions among H. Christopher Whittle, WSI Inc., WEG L.P., WEG II L.P., WEG III L.P., WEG IV L.P., WEG V L.P., WEG VI L.P. and WEG VII L.P. WSI Inc. is the general partner of each of WEG L.P., WEG II L.P., WEG III L.P., WEG IV L.P., WEG V L.P., WEG VI L.P. and WEG VII L.P. Both of the transactions occurred on December 30, 1999.

        In the first transaction, Mr. Whittle transferred an aggregate of 593,295 shares of Class A Common Stock to WSI Inc., WEG L.P., WEG II L.P., WEG IV L.P., WEG V L.P., WEG VI L.P. and WEG VII L.P. in exchange for an aggregate of 593,295 shares of Class B Common Stock. The shares of Class B Common Stock transferred by WEG L.P., WEG II L.P., WEG IV L.P., WEG V L.P., WEG VI L.P. and WEG VII L.P represented all of the shares of Class B Common Stock held by such entities.

        In the second transaction, pursuant to their respective agreements of limited partnership, each of WEG L.P., WEG II L.P., WEG III L.P., WEG IV L.P., WEG V L.P., WEG VI L.P. and WEG VII L.P. liquidated and distributed their shares of Class A Common Stock and Class B Common Stock (only WEG III L.P. held Class B Common Stock at the time of the liquidation) to their respective partners. WEG III L.P., WEG IV L.P. and WEG V L.P. also distributed warrants to purchase shares of Class A Common Stock and Class B Common Stock. WSI Inc., as the general partner of each of such entities, received shares in the liquidation. Each of the limited partners are bound by lock-up agreements with the managing underwriter of Edison Schools Inc.'s initial public offering, and are generally prohibited from offering, pledging, selling or otherwise disposing of or transferring such shares until May 8, 2000, which date is 180 days after the date of the underwriting agreement relating to such initial public offering. In these transactions, Mr. Whittle and WSI Inc. did not dispose of any shares in which they held a pecuniary interest, other than the shares transferred in the share exchange described above.


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                                                               PAGE 5 of 6 PAGES

Item 5.         Ownership of Five Percent or Less of a Class.

                Not applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                Not applicable

Item 8.         Identification and Classification of Members of the Group.

                Not applicable

Item 9.         Notice of Dissolution of Group.

                Not applicable

Item 10.        Certifications.

                Not applicable


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                                                               PAGE 6 of 6 PAGES

                                   SIGNATURES

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 14, 2000                  /s/ H. CHRISTOPHER WHITTLE
                                         ------------------------------------
                                         H. Christopher Whittle

                                         WSI INC.

                                         By: /s/ H. CHRISTOPHER WHITTLE
                                            ---------------------------------
                                            H. Christopher Whittle
                                            President

                                         WPA INVESTMENT L.P.

                                         By:  WSI INC. its general partner

                                              By: /s/ H. CHRISTOPHER WHITTLE
                                                 ----------------------------
                                              H. Christopher Whittle
                                              President

                                         WHITTLE LEEDS EDUCATION COMPANY L.L.C.

                                         By:  WSI INC. its managing member

                                              By: /s/ H. CHRISTOPHER WHITTLE
                                                 ----------------------------
                                                 H. Christopher Whittle
                                                 President